Exhibit 99.4

Document re Resolution passed at Imperial Tobacco Group PLC’s Extraordinary General Meeting held on 13 August 2007.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

T M Williams

Deputy Company Secretary

Telephone 0117 963 6636

Copies of our announcements are available on our website:  www.imperial-tobacco.com